Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

April 3, 2015

Via EDGAR

Ms. Pamela Long

Division of Corporation Finance

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Taylor Morrison Home Corporation

Registration Statement on Form S-3 (File No. 333-202431)

Ladies and Gentlemen:

On behalf of Taylor Morrison Home Corporation, a Delaware corporation (the “Company”), we submit in electronic form for filing the accompanying Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-3 of the Company (the “Registration Statement”), together with Exhibits, marked to indicate changes from the Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on March 2, 2015.

Amendment No. 1 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter dated March 26, 2015 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 1 or in the Comment Letter. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 1 and to the prospectus included therein.

The Company has asked us to convey the following as its responses to the Staff:

General

1.	Please advise whether any of the Class A common stock being registered will be issued upon the exchange of outstanding limited partnership units of TMM Holdings II Limited Partnership.

Response to Comment 1

The shares of Class A common stock being registered by the selling stockholder will be issued upon the exchange of outstanding limited partnership units (the “New TMM Units”) of TMM Holdings II Limited Partnership (“TMM”) and shares of Class B common stock of the Company. The selling stockholder is not entitled to the benefits of the Registration Statement on Form S-3 (File No. 333-202434) registering the shares of Class A common stock to be issued in exchange for the New TMM Units and shares of Class B common stock. The exchange offer registration statement is only for the benefit of certain members of management of the Company.

Incorporation of Documents by Reference, page 2

2.	We note that you incorporate by reference your Annual Report filed on Form 10-K for the year ended December 31, 2014. However, the 10-K incorporates information from the company’s proxy which has not yet been filed. Please note that we will not be in a position to declare your filing effective until such time as the complete disclosure required by Form 10-K has been filed. Thus, please either amend the 10-K to include Part III or file the proxy. Please refer to Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.01, which can be found on our website, for guidance.

Response to Comment 2

The Company confirms that it intends to file its definitive annual proxy statement with the Commission prior to requesting that the Staff declare the Registration Statement effective.

3.	Please specifically incorporate by reference any other applicable Exchange Act report filed after the date of the initial registration statement, but prior to effectiveness. For additional guidance, please see our Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.05, which can be found on our website.

Response to Comment 3

In response to the Staff’s comment, the Company has revised the Registration Statement to specifically incorporate by reference the Exchange Act reports filed by the Company since the date of the initial filing of the Registration Statement and will further revise the Registration Statement should any other such Exchange Act reports be filed prior to effectiveness. See page 2 to the Registration Statement.

Selling Stockholder, page 10

4.	Please disclose that the selling stockholder may be deemed an underwriter for this offering.

Response to Comment 4

In response to the Staff’s comment, the Company has revised the Registration Statement to disclose that the selling stockholder may be deemed to be an underwriter. See page 37 to the Registration Statement.

5.	Please disclose whether the selling stockholder is a broker-dealer or affiliate of a broker-dealer. If you determine that the selling stockholder is a broker-dealer, please revise your disclosure to indicate that such selling stockholder is an underwriter unless such selling stockholder received its securities as compensation for its services. If the selling stockholder is an affiliate of a broker-dealer, please disclose, if true, that such selling stockholder acquired its shares in the ordinary course of business. If not, you must indicate that such selling stockholder is an underwriter.

Response to Comment 5

In response to the Staff’s comment, the Company has revised the Registration Statement to disclose that the selling stockholder is not a broker-dealer or the affiliate of a broker-dealer. See page 10 to the Registration Statement.

6.	Please indicate the nature of any position, office, or other material relationship which the selling stockholder has had within the past three years with the registrant or any of its predecessors or affiliates. Refer to Item 507 of Regulation S-K.

Response to Comment 6

In response to the Staff’s comment, the Company has revised the Registration Statement. See pages 11 through 15 to the Registration Statement.

If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 373-3025 or Kevin E. Manz at (212) 373-3031.

Sincerely,

John C. Kennedy, Esq.

cc:	Darrell C. Sherman, Esq.

Taylor Morrison Home Corporation

Benjamin A. Aronovitch, Esq.

Taylor Morrison Home Corporation

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